SCHEDULE 13D
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant To Rule 13d-1(A) And Amendments
Thereto Filed Pursuant To Rule 13d-2(A)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. ______________)*

Equity Media Holdings Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

191885102

(CUSIP Number)

William Horton
835 Georgia Avenue
Suite 600
Chattanooga, TN 37402
(423) 265-2560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 191885201	Page 2 of 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Henry G. Luken III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	6,825,917 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	6,825,917 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,825,917 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 191885201	Page 3 of 4

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the common stock (the “Common Stock”) of Equity Media Holdings Corp., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432.

Item 2.  Identity and Background

This Schedule 13D is being filed Henry G. Luken III, an individual residing in the State of Tennessee. Mr. Luken's principal business address is 641 Battery Place, Chattanooga, TN 37403.

Mr. Luken is a United States citizen whose present principal occupation is private investor.

During the last five years, Mr. Luken has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

6,549,239 shares of the Common Stock were acquired in exchange for 3,400,000 shares of Equity Broadcast Corporation (“EBC”) Class A common stock and 337,400 shares of EBC Class B common stock held by Mr. Luken before EBC’s merger with Coconut Palm Acquisition Corp., which merger was completed on March 30, 2007. In connection with the merger, each share of EBC Class A common stock was converted into the right to receive 1.461988 shares of the Common Stock and each share of EBC Class B common stock was converted into the right the receive 4.678362 shares of the Common Stock. Thus, as a result of the merger, Mr. Luken was issued 6,549,239 shares of the Common Stock.

Before the merger, on March 30, 2007, Mr. Luken acquired an additional 102,471 shares of the Common Stock in a private transaction with another stockholder for a purchase price of $5.45 per share. Mr. Luken used his personal funds to purchase these shares.

Before the merger, on March 30, 2007, Mr. Luken acquired an additional 169,207 shares of the Common Stock in a private transaction with another stockholder for a purchase price of $5.71 per share. Mr. Luken used his personal funds to purchase these shares.

Before the merger, on March 28, 2007, Mr. Luken acquired an additional 5,000 shares of the Common Stock in a private transaction with another stockholder for a purchase price of $5.07 per share. Mr. Luken used his personal funds to purchase the shares.

SCHEDULE 13D
CUSIP No. 191885201	Page 4 of 4

Item 4.  Purpose of Transaction

Mr. Luken has acquired all of the shares of Common Stock for investment purposes and has no plan or proposal thereto relates to or would result in any of the events or transactions described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Mr. Luken beneficially owns 6,825,917 Shares of Common Stock. The 6,825,917 Shares of Common Stock beneficially owned constitute 16.8% of the Issuer’s outstanding shares of Common Stock, based upon 40,665,830 Shares of Common Stock outstanding as of April 16, 2007 and calculated in accordance with Rule 13d-3(d). Mr. Luken has the sole power to vote and dispose such shares of Common Stock.

Except for the shares of Common Stock acquired pursuant to the Merger and in private transactions before the merger (each as described in Item 3 of this report), no transaction in the Common Stock of the Issuer was effected by Mr. Luken during the past 60 days.

No other person is known by Mr. Luken to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock subject to this report.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Mr. Luken does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, the division of profits or losses or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

Exhibit A - Power of Attorney

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2007	/s/ William Horton William Horton, as duly authorized attorney-in-fact*
* Power of attorney is filed as an exhibit to this Schedule 13D.